FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 8, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Mobile TeleSystems Announces Financial Results for the First Quarter Ended March 31, 2010

June 8, 2010

Moscow, Russian Federation – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the leading telecommunications provider in Russia and the CIS, today announces its unaudited US GAAP financial results for the three months ended March 31, 2010.

Key Financial Highlights of Q1 2010(1)

•      Consolidated revenues up 23.2% y-o-y to $2,614 million

•      Consolidated OIBDA(2) up 20.4% y-o-y to $1,154 million with 44.1% OIBDA margin

•      Consolidated net income of $381 million

•      Free cash-flow(3) positive with $710 million for the first three months of 2010

Key Corporate and Industry Highlights

•      Agreement with Sberbank to lower the interest rates on RUB 59 billion in financing raised in August and September 2009

•      Agreement with Gazprombank to lower the interest rates on the EUR 100 million credit facility with maturity in September 2012, the facility in the amount of RUB 6.46 billion with maturity in September 2012 and the revolving credit line in the amount of EUR 100 million with maturity in September 2012; further renegotiation of terms on credit facilities in May

•      Securing of financing from the Bank of Moscow in the amount of RUB 22 billion

•      Voluntarily repayment of RUB 6 billion of Sberbank loan and EUR 413 million EBRD, NIB, EIB loan

•      Voluntary prepayment of the principal and loan interest amounts on facility A of $373.8 million and on facility B of €247.6 million of the syndicated loan agreement

•      Decision by the Moscow Interbank Currency Exchange (MICEX) to move the Company’s five outstanding ruble-denominated bonds from “B” and “V” quotation lists to the “A1” quotation list

•      American Depositary Receipt (ADR) ratio change from the 1 ADR per 5 common shares to 1 ADR per 2 common shares effective May 3, 2010

•      Repurchase of the series 01 ruble-denominated bond in the amount of RUB 7.1 billion and the series 02 ruble-denominated bond in the amount of RUB 6.3 billion in April

•      Publication of the BrandZ ranking in April, recognizing MTS among the most powerful brands in the world for the third year in a row with a value of $9.7 billion at the 72nd position

(1)   Because Comstar-UTS was acquired from JSC Sistema, the majority owner of both MTS and Comstar, the acquisition was accounted for as a transaction between entities under common control. Similar to a pooling of interest, whereby the assets and liabilities of Comstar were recorded at Sistema's carrying value, MTS' historical financial information was recast to include the acquired entity for all periods presented. In addition, given the scale of the transaction, MTS has reallocated its headquarters' costs more equitably to its business units according to international practices.

(2)   See Attachment A for definitions and reconciliation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures.

(3)   See Attachment B for reconciliation of free cash-flow to net cash provided by operating activity.

•      Announcement that Comstar-UTS, MGTS Finance S.A., a company controlled by Comstar, and OAO Rostelecom have concluded agreements involving the sale of the 25%+1(4) share of OAO Svyazinvest to OAO Rostelecom for RUB 26 billion in May

•      Recommendation by MTS’ Board of Directors (BoD) for the annual general meeting of shareholders to approve annual dividends of RUB 15.40(5) per ordinary MTS share (approximately $1.00 per ADR(6)) for the 2009 fiscal year, amounting to a total of RUB 30.70 billion (approximately $999.3 million or 99% of US GAAP net income or 75% of US GAAP net income adjusted for the non-cash impairment charges) and nomination a total of nine members for the election to the Company’s BoD

Commentary

Mr. Mikhail Shamolin, President and CEO of MTS, commented: “Results for the first quarter have demonstrated the progress we are making in our markets by moving towards our strategic goals. MTS Group revenue in the first quarter increased more than 23% year over year in dollar terms, driven both by currency appreciation as well as positive growth in each of our markets of operation. Overall, increasing usage, greater adoption of data products, subscriber additions and our extension into new products and services continue to support our growth.  While we do not yet see a distinct impact on our business from the improving economic environment, we continue to outperform our peers in our markets of operation and believe strongly that we can benefit most from an uptick in regional economic activity.”

Mr. Alexey Kornya, Vice President and CFO of MTS, added: “The Company’s OIBDA grew over 20% in dollar terms year-over-year in the first quarter of 2010, driven by growth in our markets of operation and the appreciation of our core currencies versus the US dollar. While our Group margin fell 1 percentage points year-over-year, this decline masks the improvements we have made in our core network business considering the impact of rising handset sales on our margin. In Russia, excluding our retail efforts, our mobile OIBDA margin improved 2.5 percentage points on better top line performance and improved operating efficiencies.”

Mr. Shamolin continued: “Since the end of the quarter, we continue to move forward with our strategic objectives.  Integration with Comstar is proceeding as planned: we have initiated the rebranding process and have also brought to market the first truly convergent product. We continue to enhance our networks and have launched 3G services in Belarus and are actively developing our 3G network in Moscow. On the retail side of the business, with over 2,000 stores wholly owned and additional franchisees, we remain focused on improving the quality of our network. Overall, we continue to execute on our 3i Strategy, realizing goals in our integration with Comstar, developing networks to support universal internet access and seizing growth opportunities by bringing to market innovate products and services.”

This press release provides a summary of some of the key financial and operating indicators for the period ended March 31, 2010. For full disclosure materials, please visit http://www.mtsgsm.com/resources/reports/.

(4)   17.31% is owned by Comstar directly with another 7.69% owned by MGTS Finance S.A., which is controlled by Comstar.

(5)   The dividend yield per share is 5.1%.

(6)   According to the Russian Central Bank exchange rate of 30.7193 RUB/USD as of May 11, 2010. The dividend amount is set in Russian rubles by the Board of Directors; U.S. dollar amounts provided for reference using the foreign exchange rates as of May 11, 2010.

Financial Summary(7)

USD million	Q1’10	Q1’09	y-o-y		Q4’09	q-o-q
Revenues	2,614.4	2,121.6	23.2%		2,718.9	-3.8%
- mobile	2,072.2	1,757.8	17.9%		2,187.0	-5.2%
- fixed	408.2	334.4	22.1%		412.5	-1.0%
OIBDA(8)	1,153.7	957.9	20.4%		1,193.0	-3.3%
- margin	44.1%	45.1%	-1.0	pp	43.9%	0.2	pp
Net operating income	676.2	542.5	24.6%		609.2	11.0%
- margin	25.9%	25.6%	0.3	pp	22.4%	3.5	pp
Net income	381.3	-53.5	n/a		-26.1	n/a
- margin	14.6%	n/a	n/a		n/a	n/a

Russia Highlights

RUB mln	Q1’10	Q1’09	y-o-y		Q4’09	q-o-q
Revenues(9)	65,295.3	57,462.7	13.6%		66,594.6	-2.0%
- mobile	53,495.9	46,856.5	14.2%		55,132.2	-3.0%
- fixed	12,510.1	11,345.5	10.3%		12,157.6	2.9%
OIBDA	29,668.7	26,475.9	12.1%		29,882.9	-0.7%
- mobile	24,143.7	22,188.4	8.8%		25,034.0	-3.6%
- fixed	5,525.0	4,287.5	28.9%		4,940.4	11.8%
OIBDA margin	45.4%	46.1%	-0.7	pp	44.9%	0.5	pp
- mobile	45.1%	47.4%	-2.3	pp	45.4%	-0.3	pp
- fixed	44.2%	37.8%	6.4	pp	40.6%	3.6	pp
Net income	10 844.7	-3,170.4	n/a		-2,639.5	n/a
- margin	16.6%	n/a	n/a		n/a	n/a

	Q1’09	Q2’09	Q3’09		Q4’09	Q1’10
ARPU (RUB)(10)	233.5	245.4	255.8		248.4	236.7
MOU (min)	205	216	213		219	211
Churn rate (%)	8.0	6.9	10.7		12.4	10.4
SAC (RUB)	742.8	671.8	558.5		523.9	550.9
- dealer commission	390.2	363.1	355.7		309.7	352.6
- adv & mktg	352.7	308.7	202.7		214.1	198.3

(7)

Because Comstar-UTS was acquired from JSC Sistema, the majority owner of both MTS and Comstar, the acquisition was accounted for as a transaction between entities under common control. Similar to a pooling of interest, whereby the assets and liabilities of Comstar were recorded at Sistema’s carrying value, MTS’ historical financial information was recast to include the acquired entity for all periods presented. In addition, given the scale of the transaction, MTS has reallocated its headquarters’ costs more equitably to its business units according to international practices.

(8)	OIBDA results for Q4 2009 do not include long-lived assets impairment loss and acquisition related costs in amount of $86.4 mln.
(9)	Gross of intercompany.
(10)

ARPU is now calculated by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Ukraine Highlights

UAH mln	Q1’10	Q1’09	y-o-y		Q4’09	q-o-q
Revenues	1,921.9	1,872.7	2.6%		2,107.7	-8.8%
OIBDA	836.9	796.4	5.1%		927.1	-9.7%
- margin	43.5%	42.5%	1.0	pp	44.0%	-0.5	pp
Net income	59.6	96.6	-38.3%		205.5	-71.0%
- margin	3.1%	5.2%	-2.1%		9.8%	-6.7%

	Q1’09	Q2’09	Q3’09		Q4’09	Q1’10
ARPU (UAH)	33.6	35.8	40.1		38.3	35.2
MOU (min)	427	441	478		506	527
Churn rate (%)	10.2	9.7	10.4		9.7	9.4
SAC (UAH)	62.4	52.1	45.9		56.8	66.9
- dealer commission	35.8	21.8	16.3		22.3	34.2
- adv & mktg	17.4	19.2	17.7		22.7	21.2
- handset subsidy	1.0	1.2	1.4		2.6	2.1
- SIM card & voucher	8.2	9.9	10.5		9.2	9.4

Uzbekistan Highlights(11)

USD mln	Q1’10	Q1’09	y-o-y		Q4’09	q-o-q
Revenues	103.5	101.7	1.8%		105.2	-1.6%
OIBDA	56.5	60.5	-6.6%		56.7	-0.4%
- margin	54.6%	59.5%	-4.9	pp	53.9%	0.7	pp
Net income	24.5	30.7	-20.2%		26.8	-8.6%
- margin	23.7%	30.2%	-6.5	pp	25.5%	-1.8	pp

	Q1’09	Q2’09	Q3’09		Q4’09	Q1’10
ARPU (USD)	5.8	5.2	5.1		5.0	4.8
MOU (min)	416	502	500		534	520
Churn rate (%)	6.6	7.1	8.1		8.0	5.9
SAC (USD)	8.2	7.6	8.3		6.7	6.1

Turkmenistan Highlights

TMM bln	Q1’10	Q1’09	y-o-y		Q4’09	q-o-q
Revenues	138.2	93.0	48.6%		135.0	2.4%
OIBDA	89.0	51.9	71.5%		85.9	3.6%
- margin	64.4%	55.8%	8.6	pp	63.7%	0.7	pp
Net income	58.5	29.8	96.3%		56.5	3.5%
- margin	42.3%	32.0%	10.3	pp	41.8%	0.5	pp

	Q1’09	Q2’09	Q3’09		Q4’09	Q1’09
ARPU (TMM)	30.2	30.1	29.7		27.6	25.2
MOU (min)	225	239	241		250	267
Churn rate (%)	3.9	5.8	4.5		5.7	9.9
SAC (TMM)	13.0	11.2	18.4		9.4	10.5

(11)	The functional currency in Uzbekistan is the US dollar.

Armenia Highlights

AMD mln	Q1’10	Q1’09	y-o-y		Q4’09	q-o-q
Revenues	17,786.2	17,847.3	-0.3%		20,947.3	-15.1%
OIBDA	8,687.7	9,450.9	-8.1%		10,479.3	-17.1%
- margin	48.8%	53.0%	-4.2	pp	50.0%	-1.2	pp
Net income	-2,409.3	-1,194.5	n/a		2,589.5	n/a
- margin	n/a	n/a	n/a		12.4%	n/a

	Q1’09	Q2’09	Q3’09		Q4’09	Q1’10
ARPU (AMD)	2,913.9	3,169.2	3,540.9		3,351.4	2,813.4
MOU (min)	172	182	217		237	220
Churn rate (%)	8.9	10.4	11.3		12.7	8.6
SAC (AMD)	7,280.6	6,005.8	5,143.6		6,787.7	6,868.7

CAPEX Highlights

USD mln	Q1’09	Q4’09	Q1’10
Russia	454.4	418.6	178.4
- as % of rev	26.8%	18.5%	8.2%
Ukraine	146.0	76.9	40.5
- as % of rev	60.0%	29.2%	16.8%
Uzbekistan	87.4	102.7	23.9
- as % of rev	85.9%	97.7%	23.1%
Turkmenistan	11.1	14.1	4.3
- as % of rev	33.9%	29.8%	8.9%
Armenia	6.5	25.9	3.9
- as % of rev	11.8%	47.6%	8.5%

* * *

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Mob: +7 985 220 4208

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 103.4 million mobile subscribers in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

Attachments to the First Quarter 2010 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. Our OIBDA may not be similar to OIBDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

Group (USD mln)	Q1’09	Q2’09	Q3’09	Q4’09	Q1’10
Operating income	542.5	652.4	743.5	609.2	676.2
Add: D&A and impairment loss	415.4	454.1	472.7	583.8	477.5
Adjusted OIBDA(12)	957.9	1,106.5	1,216.2	1,193.0	1,153.7

Russia (USD mln)	Q1’09	Q2’09	Q3’09	Q4’09	Q1’10
Operating income	490.4	607.5	673.8	659.7	660.5
Add: D&A and impairment loss	289.9	322.4	334.5	354.2	312.8
Adjusted OIBDA(12)	780.3	929.9	1,008.3	1,013.9	992.7

Ukraine (USD mln)	Q1’09	Q2’09	Q3’09	Q4’09	Q1’10
Operating income	22.4	29.2	45.8	22.9	11.2
Add: D&A	81.0	87.1	90.7	93.1	93.5
OIBDA	103.4	116.3	136.5	116.0	104.8

Uzbekistan (USD mln)	Q1’09	Q2’09	Q3’09	Q4’09	Q1’10
Operating income	40.6	31.9	29.2	32.0	32.0
Add: D&A	19.9	21.6	22.8	24.7	24.5
OIBDA	60.5	53.5	52.0	56.7	56.5

(12) OIBDA results for Q4 2009 do not include long-lived assets impairment loss and acquisition related costs in amount of $86.4 mln.

Turkmenistan (USD mln)	Q1’09	Q2’09	Q3’09	Q4’09	Q1’10
Operating income	15.4	14.3	22.5	26.9	27.1
Add: D&A	2.9	2.7	3.2	3.2	4.2
OIBDA	18.2	17.0	25.7	30.2	31.2

Armenia (USD mln)	Q1’09	Q2’09	Q3’09	Q4’09	Q1’10
Operating income/ (loss)	7.4	9.2	11.4	5.2	-0.5
Add: D&A	21.7	20.3	21.6	22.1	23.1
OIBDA	29.1	29.5	32.9	27.2	22.6

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q1’09	Q2’09	Q3’09	Q4’09	Q1’10
Operating margin	25.6%	27.6%	28.4%	22.4%	25.9%
Add: D&A and impairment loss	19.6%	19.2%	18.0%	21.5%	18.3%
OIBDA margin(13)	45.1%	46.8%	46.4%	43.9%	44.1%

Russia	Q1’09	Q2’09	Q3’09	Q4’09	Q1’10
Operating margin	28.9%	31.5%	31.4%	29.2%	30.2%
Add: D&A and impairment loss	17.1%	16.7%	15.6%	15.7%	14.3%
OIBDA margin(13)	46.0%	48.3%	46.9%	44.9%	45.4%

Ukraine	Q1’09	Q2’09	Q3’09	Q4’09	Q1’10
Operating margin	9.2%	11.3%	16.1%	8.7%	4.7%
Add: D&A	33.3%	33.7%	32.0%	35.3%	38.9%
OIBDA margin	42.5%	45.1%	48.1%	44.0%	43.5%

Uzbekistan	Q1’09	Q2’09	Q3’09	Q4’09	Q1’10
Operating margin	40.0%	32.8%	28.9%	30.5%	30.9%
Add: D&A	19.6%	22.3%	22.5%	23.5%	23.7%
OIBDA margin	59.5%	55.1%	51.4%	53.9%	54.6%

Turkmenistan	Q1’09	Q2’09	Q3’09	Q4’09	Q1’10
Operating margin	47.0%	37.9%	52.1%	56.8%	55.9%
Add: D&A	8.8%	7.3%	7.4%	6.8%	8.6%
OIBDA margin	55.8%	45.2%	59.5%	63.7%	64.4%

Armenia	Q1’09	Q2’09	Q3’09	Q4’09	Q1’10
Operating margin	13.5%	17.5%	19.3%	9.5%	-1.0%
Add: D&A	39.4%	38.4%	36.5%	40.5%	49.8%
OIBDA margin	52.9%	55.9%	55.8%	50.0%	48.8%

***

(13) OIBDA results for Q4 2009 do not include long-lived assets impairment loss and acquisition related costs in amount of $86.4 mln.

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Net debt can be reconciled to our consolidated statements of financial position as follows:

USD mln	As of Dec 31, 2009	As of Mar 31, 2010

Current portion of debt and of capital lease obligations	2,001.8	2,333.3

Long-term debt	6,326.8	5,330.8

Capital lease obligations	0.9	1.1

Total debt	8,329.5	7,665.2

Less:

Cash and cash equivalents	2,522.8	2,278.5

Short-term investments	217.2	435.3

Net debt	5,589.5	4,951.4

Last twelve month (LTM) OIBDA can be reconciled to our consolidated statements of operations as follows:

Nine months ended Dec 31, 2009	Three months ended Mar 31, 2009	Twelve months ended Mar 31, 2010
US$ million	A	B	C=A+B
Net operating income	2,005.1	676.2	2,681.3
Add: depreciation and amortization	1,424.2	477.5	1,901.7
Add: long-lived assets impairment loss and acquisition related costs	86.4	—	86.4
OIBDA	3,515.7	1,153.7	4,669.4

Free cash-flow can be reconciled to our consolidated statements of cash flows as follows:

USD mln	For the three months ended Mar 31, 2009	For the three months ended Mar 31, 2010

Net cash provided by operating activities	855.9	965.1

Less:

Purchases of property, plant and equipment	(601.9)	(188.1)

Purchases of intangible assets	(103.4)	(63.0)

Proceeds from sale of property, plant and equipment	0.9	1.6

Purchases of other investments	(0.4)	—

Investments in and advances to associates	0.6	0.1

Acquisition of subsidiaries, net of cash acquired	(105.6)	(6.2)

Free cash-flow	46.1	709.5

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS
CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009

(Amounts in thousands of U.S. Dollars exept per share amount)

	Three months ended
	March 31, 2010	March 31, 2009

Net operating revenue
Service revenue	$2,480,411	$2,092,197
Sales of handsets and accessories	133,948	29,395
	2,614,359	2,121,592
Operating expenses
Cost of services	527,348	450,600
Cost of handsets and accessories	136,524	38,943
Sales and marketing expenses	172,425	166,794
General and administrative expenses	554,475	437,569
Depreciation and amortization	477,531	415,374
Provision for doubtful accounts	34,080	35,299
Other operating expenses	35,774	34,524

Net operating income	676,202	542,489

Currency exchange and transaction (gain)/ losses	(77,214)	488,641

Other expenses / (income):
Interest income	(22,890)	(15,886)
Interest expense, net of amounts capitalized	228,071	96,840
Other income	(2,658)	(7,107)
Total other expenses, net	202,523	73,847

Income/(loss) before provision for income taxes and noncontrolling interest	550,893	(19,999)

Provision for income taxes	125,115	26,075

Net income/(loss)	425,778	(46,074)
Net income/(loss) attributable to the noncontrolling interest	44,514	7,411
Net income/(loss) attributable to the Group	381,264	(53,485)

Weighted average number of common shares outstanding, in thousands - basic and diluted	1,916,869	1,885,053
Earnings/(loss) per share - basic and diluted	0.20	(0.03)

MOBILE TELESYSTEMS
CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2010 AND DECEMBER 31, 2009

(Amounts in thousands of U.S. dollars)

	As of March 31,	As of December 31,
	2010	2009
CURRENT ASSETS:
Cash and cash equivalents	$2,278,513	$2,522,831
Short-term investments	435,317	217,210
Trade receivables, net	669,978	593,102
Accounts receivable, related parties	14,787	19,973
Inventory and spare parts	233,065	238,693
VAT receivable	115,769	109,928
Prepaid expenses and other current assets	696,417	693,219
Total current assets	4,443,846	4,394,956

PROPERTY, PLANT AND EQUIPMENT	7,629,951	7,745,331

INTANGIBLE ASSETS	2,227,177	2,235,831

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	218,962	220,450

INVESTMENTS IN SHARES OF SVYAZINVEST	885,444	859,669

OTHER INVESTMENTS	81,548	78,893

OTHER ASSETS	222,565	245,615

Total assets	$15,709,493	$15,780,745

CURRENT LIABILITIES
Accounts payable	456,612	504,967
Accrued expenses and other current liabilities	1,875,504	1,663,792
Accounts payable, related parties	61,453	87,403
Current portion of long-term debt, capital lease obligations	2,333,338	2,001,771
Total current liabilities	4,726,907	4,257,933

LONG-TERM LIABILITIES
Long-term debt	5,330,817	6,326,824
Capital lease obligations	1,059	921
Deferred income taxes	301,255	298,453
Long-term accounts payable, related parties	40,027	38,273
Deferred revenue and other	385,037	373,011
Total long-term liabilities	6,058,195	7,037,482

Total liabilities	10,785,102	11,295,415

Redeemable noncontrolling interests	82,269	82,261

SHAREHOLDERS’ EQUITY:
Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as March 31, 2010 and December 31, 2009 (777,396,505 of which are in the form of ADS as of March 31, 2010 and December 31, 2009)	50,558	50,558
Treasury stock (76,456,876 common shares at cost as of March 31, 2010 and December 31, 2009)	(1,054,926)	(1,054,926)
Additional paid-in capital	0	0
Accumulated other comprehensive income	(762,764)	(754,524)
Retained earnings	5,512,485	5,135,842
Total shareholders’ equity attributable to the Group	3,745,353	3,376,950
Noncontrolling interest	1,096,769	1,026,119
TOTAL SHAREHOLDERS` EQUITY	4,842,122	4,403,069

Total liabilities and shareholders’ equity	$15,709,493	$15,780,745

MOBILE TELESYSTEMS
CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009

(Amounts in thousands of U.S. dollars)

	Three months ended
	March 31, 2010	March 31, 2009

Net cash provided by operating activities	965,087	855,905

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	(6,245)	(105,588)
Purchases of property, plant and equipment	(188,118)	(601,875)
Purchases of intangible assets	(62,955)	(103,370)
Proceeds from sale of property, plant and equipment and assets held for sale	1,550	885
Purchases of short-term investments	(318,777)	—
Proceeds from sale of short-term investments	110,213	261,945
Purchase of other investments	—	(413)
Proceeds from sales of other investments	137	—
Investments in and advances to associates	50	558
Increase/(decrease) in restricted cash	53	(8,606)
Net cash used in investing activities	(464,092)	(556,464)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash payments for the acquisition of Stream TV and non-controlling interests	(5,856)	(3,044)
Proceeds from issuance of notes	27,440
Notes and debt issuance cost	(835)	(16,116)
Capital lease obligation principal paid	(1,002)	(1,857)
Dividends paid	—	(3)
Proceeds from loans	47,396	120,400
Loan principal paid	(793,739)	(366,760)

Net cash used in financing activities	(754,036)	(239,940)

Effect of exchange rate changes on cash and cash equivalents	8,723	(115,845)

NET DECREASE IN CASH AND CASH EQUIVALENTS:	(244,318)	(56,344)

CASH AND CASH EQUIVALENTS, at beginning of period	2,522,831	1,121,669

CASH AND CASH EQUIVALENTS, at end of period	2,278,513	1,065,325

Group financial results for the first quarter year 2010 Investor conference call – June 8, 2010 Mr. Mikhail Shamolin, President, Chief Executive Officer Mr. Aleksey Kornya, Vice President, Chief Financial Officer

2 Safe harbor Some of the information in this presentation may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

3 Financial and corporate highlights Key financial and operating results Appendix Group highlights for the period Group financial highlights Group balance sheet Dividend payout Debt obligations and portfolio optimization Group subscriber base dynamics Development of MTS retail network Group CAPEX 3i Strategy Contents

МТС оператор связи МТС

Group highlights for the first quarter 2010 and recent events

Q1 2010 highlights

- Agreement with Sberbank to lower the interest rates on RUB 59 bln in financing
- Agreement to lower interest rates on Gazprombank financing
- Voluntary prepayment of principal and loan interest amounts on facility A of $373.8 million and on facility B of •247.6 million of syndicated loan agreement

Thereafter

- Opening of credit line with the Bank of Moscow in the amount of RUB 22 bln
- Voluntarily repayment of RUB 6 bln of Sberbank loan and EUR 413 mln on EBRD, NIB and EIB loans
- ADR ratio change from 1:5 to 1:2 ADR per common share effective May 3, 2010
- Repurchase of Series 01 and 02 ruble-denominated bonds
- Conclusion of agreements by Comstar-UTS, MGTS Finance S.A., a company controlled by Comstar, and OAO Rostelecom involving the sale of the 25%+1 share of OAO Svyazinvest to OAO Rostelecom for RUB 26 bln
- Recommendation of annual dividend of RUB 15.40 per ordinary MTS share (approx. $1.00 per ADR*) for FY 2009, amounting to a total of RUB 30.70 bln (approx. $999.3 mln or 99% of US GAAP net income or 75% of US GAAP net income adjusted for the non-cash impairment charges)

Market commentary

- MTS continues to see sustained macroeconomic volatility in its markets of operations that may impact the financial and operational performance throughout the Group

* According to the Russian Central Bank exchange rate of 30.7193 RUB/USD as of May 11, 2010. The dividend amount is set in Russian rubles by the Board of Directors; U.S. dollar amounts provided for reference using the foreign exchange rates as of May 11, 2010.

4

5 Group revenue y-o-y dynamics reflective of growth in voice and data usage, increasing sales of handsets and the 12% appreciation of the ruble versus the dollar Increase y-o-y in OIBDA reflective of top-line growth Improvement in Q1 2010 margin vis-à-vis Q4 2009 despite pressure from increasing sales of handsets and expansion of proprietary retail networks Group financial highlights* OIBDA margin 47.3% 45.1% 46.8% 46.4% 43.9% 44.1% Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Total Group Revenue (USD mln) 2 810.9 2 121.6 2 363.5 2 619.6 2 718.9 2 614.4 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Total Group OIBDA** (USD mln) 1 329.1 957.9 1 106.5 1 216.2 1 193.0 1 153.7 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 -4% +23% -25% -3% +20% -28% * See appendix for treatment of Comstar-UTS acquisition and reallocation of Headquarters’ costs. ** OIBDA represents operating income before depreciation & amortization, impairment of long-lived assets and goodwill and acquisition related costs. RUB/USD 27.3 33.9 32.2 31.3 29.5 29.9 UAH/USD 6.21 7.70 7.66 7.82 7.99 7.99 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010

6 Total Group Net Income (USD mln) Group financial highlights Net income of over $381 mln attributable to Group revenue growth and absence of significant currency movements during the quarter n/a n/a n/a Net income margin 6.1% n/a 24.4% 19.3% n/a 14.6% Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 171.2 (53.5) 577.3 506.7 (26.1) 381.3 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010

7 Group balance sheet Free cash flow* of over $709 mln for the first three months of 2010 Decrease in debt levels after repayment of around $794 mln in Q1 2010 following the early termination of the syndicated loan in February Additional debt optimization initiatives undertaken in Q2 2010 *See reconciliations of net debt, LTM OIBDA and free cash flow to consolidated financial statements in the appendix Balance sheet (USD mln unless noted) As of Dec 31, 2009 As of Mar 31, 2010 Cash and cash equivalents $2 522.8 $2 278.5 Short-term investments $217.2 $435.3 Total debt $8 329.5 $7 665.2 Long-term debt $6 327.7 $5 331.9 Short-term debt $2 001.8 $2 333.3 Net debt* $5 589.5 $4 951.4 Shareholders’ equity $4 403.1 $4 842.1 Total assets $15 780.7 $15 709.5 LTM OIBDA* $4 473.6 $4 669.4 Net debt/assets 0.4x 0.3x Net debt/equity 1.3x 1.0x Net debt/LTM OIBDA* 1.2x 1.1x

8 Dividend payout The Company’s sustained levels of profitability and its ability to generate healthy cash flows continue to allow MTS to honor its dividend commitment before the shareholders Though the bottom-line has been affected by non-cash write-offs and currency fluctuations during 2009, the proposed dividend is broadly in line with previous dividend recommendations in absolute terms and is fully supportive of MTS’ dividend policy of paying out no less than 50% of US GAAP net income 2002 2003 2004 2005 2006 2007 2008 2009* RUB per share 1.7 3.2 5.8 7.6 9.7 14.8 20.2 15.4 USD per ADR** 0.1 0.2 0.4 0.6 0.8 1.2 1.2 1.0 Dividend yield*** 2.4% 2.4% 3.2% 4.1% 3.3% 4.0% 8.0% 5.1% % of net income 40% 43% 41% 50% 69% 60% 60% 75%**** 1 158 999* 1 257 747 562 403 220 111 Dividend payment history, 2002-2009 (USD mln) *Dividend amount recommended by MTS’ Board of Directors for approval at the Company’s Annual General Meeting of Shareholders on June 24, 2010 ** USD per ADR amounts have been retrospectively adjusted to reflect the ADR ratio change from 1 ADR per 5 common shares to 1 ADR per 2 common shares *** Calculated based on closing share price on record date **** As % of US GAAP net income adjusted for the non-cash impairment charges

Q2 2010 Q3 2010 Q4 2010 2011 2012 2013 Thereafter 9 Debt obligations at the end of Q1 2010 $2.3 bln in cash at the end of Q1 2010 in anticipation of further debt obligations and additional corporate needs In April 2010 MTS repurchased Series 01 ruble-denominated bond in the amount of RUB 7.1 bln and Series 02 ruble-denominated bond in the amount of RUB 6.3 bln; put option on the Series 03 ruble-denominated RUB 10 bln bond can be exercised in June 2010 In April and May 2010 MTS signed a credit agreement with the Bank of Moscow in the amount of RUB 22 bln, as well as voluntarily repaid RUB 6 bln of a Sberbank loan and EUR 413 mln EBRD, NIB, EIB loan* Debt Repayment Schedule (USD mln) MTS’ ruble bonds placed in 2009 contain put options that can be exercised in May 2011 and in July 2012. MTS expects the options to be exercised, thereby increasing 2010-2012 debt and decreasing long-term debt 1 233 692 1 588 2 330 973 642 MTS 1 227 90 579 1 136 2 101 971 639 Comstar 6 114 113 452 229 2 3 Debt repayments, USD mln 1 233 204 692 1 588 2 330 973 642 Q2 2010 Q3 2010 Q4 2010 2011 2012 2013 Thereafter Total Group Debt = $7.7 billion MTS Comstar-UTS 204 * European Bank for Reconstruction and Development (EBRD), Nordic Investment Bank (NIB), European Investment Bank (EIB)

10 Debt portfolio optimization initiatives in 2010 In 2010 MTS successfully renegotiated interest rates on its credit facilities totaling $3.4 bln in order to decrease interest expenses In May 2010, MTS extended the maturity of its Gazprombank facility from the current 1.5 to 2.5 years to 5 years In March 2010, Comstar agreed to amend the repayment schedule of RUB 26 billion Sberbank credit facility (eight quarterly installments of RUR 3 250 mln each starting from September 2010) The reduction of interest expenses and the extension of debt maturities are part of the Company’s strategy at optimizing its debt portfolio Loan Source Amount Annual interest rate Initial New Sberbank RUB 47 bln RUB 12 bln 16.00% 15.00% 10.65% 9.75% Gazprombank EUR 100 mln EUR 100 mln RUB 6.5 bln 12.00% 8.00% 13.00% 7.00% 7.00% 10.50% Sberbank (Comstar) RUB 26 bln 13.35%* 10.50% - 11.75% * In June 2007, at the time of the signing, the annual interest rate was set at 7.6%; after a series of amendments, the rate was set at 13.35% in January 2009

MTS оператор связи MTS

Debt composition at the end of Q1 2010

Debt composition by currency Q1 2010*


EUR
RUB
10%
70%
20%
USD

Debt composition by type Q1 2010


Syndicated loan
Credit facilities
3%
62%
35%
Bonds

- Maintaining balanced currency structure of liabilities with a preference for ruble-denominated funding
- Beginning in Q2 2009, MTS began hedging some liabilities by means of cross-currency swaps
- FY 2010 maturities of credit lines and Eurobond'10 may provide MTS with additional opportunities to balance its currency exposure

* Debt composition by currency includes FOREX hedging in the amount of $382 mln as of Q1 2010

11

12 Group subscriber base dynamics during the quarter Leading position in Russia maintained with a 33%* share of the mobile market Quarterly growth in the Russian fixed business with an increase in households passed and broadband Internet subscriptions Ukraine performance reflective of overall market dynamics Continued subscriber growth in Central Asian markets due to larger network footprints and relatively low penetration levels * According to AC&M-Consulting as of March 31, 2010 ** As of January 1, 2008, MTS adopted its Group-wide six month-churn policy for the market *** MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated MTS subscribers (mln unless noted) Q4 2009 Q1 2010 % change Russia: - mobile 69.34 69.08 (0.4%) - households passed, 000s 7 502 7 756 3.4% - broadband Internet, 000s 1 298 1 359 4.7% - pay TV, 000s 2 124 2 122 (0.1%) Ukraine 17.56 17.35 (1.2%) Uzbekistan** 7.07 7.38 4.3% Turkmenistan 1.76 1.90 7.9% Armenia 2.07 2.11 1.9% Belarus*** 4.56 4.57 0.2% Total mobile 102.36 102.38 stable

13 Development of MTS retail network and handset distribution Steady increase in market share in terms of number of handsets sold to 13.1%** Seasonal effect in Q1 2010 following high sales during New Year holidays in Q4 Launch of iPhone 3GS sales in Russia in March 2010 Promotion of MTS Connect mobile Internet modems Special offers on MTS-branded phones with 3G functionality Partnership with Svyaznoy retail chain to sell BlackBerry handsets with MTS contracts Device distribution Opening of 150 new stores during the quarter Launch of flagship stores in major cities Introduction of Comstar cable TV and broadband products to the MTS retail network MTS retail network MTS retail network development (MTS-owned stores)* 142 399 667 1 030 Market share** 2.4% 7.0% 9.1% 11.7% 13.1% Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 *Does not include franchisee stores. **Market share in terms of number of handsets sold based on MTS estimates Handset sales through MTS retail network (000s) MTS Connect modem and data tariff sales (000s) 77 153 214 476 1 029 1 545 1 679 2 010 2 160 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 478 944

PM 14 Group CAPEX CAPEX per country (in USD mln) Q1 2009 Q4 2009 Q1 2010 Russia 454.4 418.6 178.4 Ukraine 146.0 76.9 40.5 Uzbekistan 87.4 102.7 23.9 Turkmenistan 11.1 14.1 4.3 Armenia 6.5 25.9 3.9 Group 705.2 638.3 251.1 - as % of revenue 33.2% 23.5% 9.6%

15 3i: MTS strategy Seamless user experience for all segments Rapid broadband infrastructure (fixed/3G/LTE) deployment Integrated sales channels New pipelines and customer touch-points Integration Enhanced connectivity Compelling Internet user experience Best-in-class content apps and services Smarter pipelines to capture additional value Internet Delivery of exclusive devices Cutting-edge products and services for all customer segments End-to-end user experience at home, at work and on the move Differentiation through product and service mix Innovation Increasing customer lifetime value Generating shareholder returns Strategic direction Tactics Key benefits

16 Financial and corporate highlights Key financial and operating results Appendix Russia Ukraine Uzbekistan Turkmenistan Armenia Contents

Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 17 Russia financial highlights OIBDA margin 49.9% 46.1% 48.3% 46.9% 44.9% 45.4% - mobile ex-retail n/a 48.6% 53.5% 52.6% 50.8% 51.1% - mobile 51.4% 47.4% 49.1% 47.6% 45.4% 45.1% - fixed 39.9% 37.8% 42.0% 40.9% 40.6% 44.2% Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Revenue increase y-o-y due to growth in data consumption and fixed business revenue; quarterly dynamic reflective of seasonal usage trends OIBDA performance in line with revenue performance; seasonal factors in Q1 largely offset by cost optimization in retail and marketing expenses Quarterly improvement of OIBDA margin in mobile and fixed-line business segments mitigated by expansion of retail networks and increase in sales of handsets Total Russia Revenue* (RUB bln) Total Russia OIBDA** (RUB bln) -2% +14% -6% -1% +12% -13% 61.3 57.5 62.0 66.6 50.6 46.9 51.0 56.3 55.1 11.5 11.3 11.7 11.8 12.2 Fixed * Gross of intercompany. ** OIBDA represents operating income before depreciation & amortization, impairment of long-lived assets and goodwill and acquisition related costs. 67.3 30.6 26.5 30.0 29.9 26.0 22.2 25.0 26.8 25.0 4.6 4.3 4.9 4.8 4.9 31.6 Mobile 65.3 53.5 12.5 29.7 24.1 5.6

18 Russia mobile operating indicators Quarterly ARPU decline attributable to seasonal factors and continued lower consumption of highervalue products such as roaming and long distance calling Seasonal usage decline due to fewer working calendar days and lower business activity Growing share of VAS as % of ARPU on the back of increasing demand for data products and services ARPU (RUB) MOU (min) -4% +1% -9% -4% +3% -6% Subs, mln 64.6 65.1 67.4 68.7 69.3 69.1 Churn rate, % 6.4% 8.0% 6.9% 10.7% 12.4% 10.4% VAS ARPU 43.6 44.1 41.9 47.0 53.9 53.8 - as % of ARPU 16.9% 18.9% 17.1% 18.4% 21.4% 22.7% SAC 665.4 742.8 671.8 558.5 523.9 550.9 APPM 1.18 1.14 1.14 1.20 1.13 1.12 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 258 234 245 256 248 237 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 218 205 216 213 219 211 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010

19 Russia mobile operating indicators Messaging Revenue (RUB mln) Data Traffic Revenue (RUB mln) Data Content Revenue (RUB mln) * Does not include revenue from SMS and data bundles, which is included in airtime revenue. Total VAS (RUB mln)* 8 178 8 472 8 374 9 845 11 264 11 519 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 +11% +8% +3% +15% +76% +11% 3 350 3 444 3 164 3 425 3 365 3 725 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 -13% +45% +2% Key initiatives in Q1 2010: Further expansion of 3G coverage in Moscow and the regions Launch of SMS packages Major MMS promotion to stimulate usage Good’OK ring-back tone multiple-track bundles Unified subscriptions service through WAP and USSD interfaces Launch of video-on-demand service on Omlet.ru content portal Introduction of mobile Internet data packages for the mass market Promotion of co-branded Opera Mini browser 1 867 2 076 2 301 2 666 3 164 3 649 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 2 618 2 679 2 572 3 461 4 456 3 893 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010

20 Ukraine financial highlights Total Ukraine OIBDA (UAH mln) Total Ukraine Revenue (UAH mln) OIBDA margin 39.5% 42.5% 45.0% 48.2% 44.0% 43.5% Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 -9% +3% -12% -10% +5% -5% Revenue growth y-o-y attributable to improved market position and higher active subscribers Improvements in seasonal revenue dynamics mitigated by revision of interconnect terms with Ukrtelekom OIBDA margin for the quarter up 1pp y-o-y and in line with top-line performance 2 121 1 873 1 977 2 216 2 108 1 922 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 838 796 890 1 068 927 837 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010

21 -8% +3% -11% +4% +23% +10% Ukraine operating indicators ARPU (UAH) MOU (min) Subs, mln 18.1 17.9 17.8 17.8 17.6 17.3 Churn rate, % 10.8% 10.2% 9.7% 10.4% 9.7% 9.4% VAS ARPU 7.6 7.0 6.8 7.9 8.3 8.9 - as % of ARPU 19.9% 20.7% 18.9% 19.6% 21.7% 25.2% SAC 51.7 62.4 52.1 45.9 56.8 66.9 APPM 0.10 0.08 0.08 0.08 0.08 0.07 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2009 ARPU decrease in Q1 2010 due to seasonal factors; slight improvement y-o-y Higher usage driven by winter promotions geared towards higher on-net usage APPM impacted by seasonal promotions and is in line with market dynamics Growing contribution from value-added services due to expansion of CDMA network and an increase in data product portfolio 38 34 36 40 38 35 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 389 427 441 478 506 527 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010

99.9 58.2 45.5 49.1 106.3 111.3 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 63.5 69.6 85.2 123.2 93.8 96.0 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 22 Ukraine operating indicators Messaging Revenue (UAH mln) Data Traffic Revenue (UAH mln) Data Content Revenue (UAH mln) Total VAS (UAH mln) 413.1 376.1 362.5 418.9 440.9 465.0 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 +22% +36% +43% +2% +38% +10% +5% +91% -42% Key initiatives in Q1: Remote Call Forwarding service launch Introduction of new SMS-based services SMS game Love Quest around Valentine’s day Launch of new MTS Connect mobile Internet modems for the GSM network (EDGE and 3G) Special offers for contract MTS Connect subscribers Launch of additional Good’OK ring-back tone functionality Special women’s section on WAP portal to celebrate March 8 holiday Content offers surrounding Winter Olympics 99.1 141.8 126.8 146.1 157.2 192.3 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010

70.6 60.5 53.5 52.0 56.7 56.5 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 115.7 101.7 97.0 101.1 105.2 103.5 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 23 Uzbekistan financial highlights Revenue dynamics reflective of seasonal factors and increased penetration among addressable market OIBDA stable with margin improving due to cost optimization activities and an improved competitive environment Total Uzbekistan OIBDA (USD mln) Total Uzbekistan Revenue (USD mln) OIBDA margin 61.0% 59.5% 55.1% 51.4% 53.9% 54.6% Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 -2% +2% -12% stable -7% -14%

7.2 5.8 5.2 5.1 5.0 4.8 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 497 416 502 500 534 520 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 24 -4% -17% -19% -3% +25% -16% Uzbekistan operating indicators ARPU decline due to seasonal factors and addition of lower-value subscribers in maturing market Decline in usage reflects seasonal trends Continued growth in subscribers as MTS maintains market leadership ARPU (USD) MOU (min) Subs, mln 5.7 6.0 6.5 6.8 7.1 7.4 Churn rate, % 5.7% 6.6% 7.1% 8.1% 8.0% 5.9% SAC 8.7 8.2 7.6 8.3 6.7 6.1 APPM 0.01 0.01 0.01 0.01 0.01 0.01 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010

94.6 93.0 107.3 122.8 135.0 138.2 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 58.4 51.9 48.5 73.1 85.9 89.0 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 25 Turkmenistan financial highlights Revenue growth fostered by subscriber additions and usage growth OIBDA growth reflects top-line growth and a stable operating environment Total Turkmenistan OIBDA (TMT mln) Total Turkmenistan Revenue (TMT mln) OIBDA margin 61.7% 55.8% 45.2% 59.5% 63.7% 64.4% Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 +2% +49% -2% +4% +71% -11%

37.7 30.2 30.1 29.7 27.6 25.2 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 253 225 239 241 250 267 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 26 -9% -17% -20% +7% +19% -11% Turkmenistan operating indicators ARPU decline reflects growing penetration as lower-end subscribers enter the market Growth in usage as the Company introduces tariffs with special rates for nighttime calling and weekends, as well as more attractive on-net rates ARPU (TMT) MOU (min) Subs, 000s 927.4 1 124.6 1 252.7 1 501.2 1 757.6 1 896.3 Churn rate, % 4.2% 3.9% 5.8% 4.5% 5.7% 9.9% SAC 9.7 13.0 11.2 18.4 9.4 10.5 APPM 0.1 0.1 0.1 0.1 0.1 0.1 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010

19.9 17.8 19.5 22.0 20.9 17.8 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 9.8 9.5 10.9 12.3 10.5 8.7 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 27 Armenia financial highlights Seasonal revenue dynamics exacerbated by increased competition in marketplace OIBDA performance reflective of revenue dynamics Total Armenia OIBDA (AMD bln) Total Armenia Revenue (AMD bln) OIBDA margin 49.1% 53.0% 55.9% 55.8% 50.0% 48.8% Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 -15% stable -11% -17% -8% -3%

3 486 2 914 3 169 3 541 3 351 2 813 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 205 172 182 217 237 220 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 28 -16% -3% -16% -7% +28% -16% Armenia operating indicators ARPU decline due to seasonal factors as well as pricing pressures in a gradually more competitive market Seasonal effect on usage offset by tariffs launched in Q4 to promote usage Continued growth in subscriber additions during the quarter ARPU (AMD) MOU (min) Subs, 000s 2 017.0 2 049.0 2 045.6 2 078.3 2 073.1 2 108.9 Churn rate, % 7.0% 8.9% 10.4% 11.3% 12.7% 8.6% SAC 4 535.8 7 280.6 6 005.8 5 143.6 6 787.7 6 868.7 APPM 17.0 16.9 17.4 16.3 14.1 12.8 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010

29 Financial and corporate highlights Key financial and operating results Appendix Contents Definitions and reconciliations

MTS оператор связи MTS

Appendix – Definitions and Reconciliations

Non-GAAP financial measures. This presentation includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ.

Return on Invested Capital (ROIC) is measured as (net income + interest expense + depreciation expense) / closing (equity + minority interest + long-term financial obligations).

Operating Income Before Depreciation, and Amortization (OIBDA). OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

	Q1 2009						Q4 2009**						Q1 2010					
USD mln	Group	RUS	UKR	UZB	TUK	ARM	Group	RUS	UKR	UZB	TUK	ARM	Group	RUS	UKR	UZB	TUK	ARM
Operating income	542.5	490.4	22.4	40.6	15.4	7.4	609.2	659.7	22.9	32.0	26.9	5.2	676.2	660.5	11.2	32.0	27.1	-0.5
Add: D&A and impairment loss*	415.4	289.9	81.0	19.9	2.9	21.7	583.8	354.2	93.1	24.7	3.2	22.1	477.5	312.8	93.5	24.5	4.2	23.1
OIBDA	957.9	780.3	103.4	60.5	18.2	29.1	1,193.0*	1,013.9*	116.0	56.7	30.2	27.2	1,153.7	992.7	104.8	56.5	31.2	22.6

	Q1 2009						Q4 2009**						Q1 2010					
	Group	RUS	UKR	UZB	TUK	ARM	Group	RUS	UKR	UZB	TUK	ARM	Group	RUS	UKR	UZB	TUK	ARM
Operating margin	25.6%	28.9%	9.2%	40.0%	47.0%	13.5%	22.4%	29.2%	8.7%	30.5%	56.8%	9.5%	25.9%	30.2%	4.7%	30.9%	55.9%	-1.0%
Add: D&A and impairment loss as a % of revenues*	19.6%	17.1%	33.3%	19.6%	8.8%	39.4%	21.5%	15.7%	35.3%	23.5%	6.8%	40.5%	18.3%	14.3%	38.9%	23.7%	8.6%	49.8%
OIBDA margin	45.1%	46.0%	42.5%	59.5%	55.8%	52.9%	43.9%*	44.9%*	44.0%	53.9%	63.7%	50.0%	44.1%	45.4%	43.5%	54.6%	64.4%	48.8%

* OIBDA results for Q4 2009 do not include long-lived assets impairment loss and acquisition related costs in amount of $86.4 mln.

** See appendix for treatment of Comstar-UTS acquisition and reallocation of Headquarters' costs.

30

31 Appendix – Definitions and Reconciliations Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. USD mln As of Dec 31, 2009 As of Mar 31, 2010 Current portion of LT debt and of capital lease obligations 2,001.8 2,333.3 LT debt 6,326.8 5,330.8 Capital lease obligations 0.9 1.1 Total debt 8,329.5 7,665.2 Less: Cash and cash equivalents 2,522.8 2,278.5 ST investments 217.2 435.3 Net debt 5,589.5 4,951.4 Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Because free cash flow is not based in US GAAP and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our Consolidated statement of cash flows or other information prepared in accordance with US GAAP. USD mln For three months ended Mar 31, 2009 For three months ended Mar 31, 2010 Net cash provided by operating activities 855.9 965.1 Less: Purchases of property, plant and equipment (601.9) (188.1) Purchases of intangible assets (103.4) (63.0) Proceeds from sale of property, plant and equipment 0.9 1.6 Proceeds/ (purchases) of other investments (0.4) - Investments in and advances to associates 0.6 0.1 Acquisition of subsidiaries, net of cash acquired (105.6) (6.2) Free cash flow 46.1 709.5

32 Appendix – Definitions and Reconciliations LTM OIBDA can be reconciled to our consolidated statements of operations as follows: USD mln Nine months ended Dec 31, 2009 Three months ended Mar 31, 2010 Twelve months ended Mar 31, 2010 A B C = A + B Net operating income 2,005.1 676.2 2,681.3 Add: depreciation and amortization 1,424.2 477.5 1,901.7 Add: long-lived assets impairment loss and acquisition related costs 86.4 - 86.4 OIBDA 3,515.7 1,153.7 4,669.4

33 Appendix – Definitions and Reconciliations Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period. Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period. Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period. Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period. Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

34 Appendix – Treatment of Comstar-UTS acquisition and reallocation of Headquarters’ costs Because Comstar-UTS was acquired from JSC Sistema, the majority owner of both MTS and Comstar, the acquisition was accounted for as a transaction between entities under common control. Similar to a pooling of interest, whereby the assets and liabilities of Comstar were recorded at Sistema's carrying value, MTS' historical financial information was recast to include the acquired entity for all periods presented. In addition, given the scale of the transaction, MTS has reallocated its headquarters' costs more equitably to its business units according to international practices.

35 Contact information For further information MTS Investor Relations +7 495 223 20 25 ir@mts.ru www.mtsgsm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: June 8, 2010